Exhibit-99.28(b)(iii)

AMENDMENT NO. 2
TO
BY-LAWS
OF
OLD WESTBURY FUNDS, INC.

          Article III, Section 1 of the Amended By-Laws of Old Westbury Funds, Inc. (the “Corporation”) is hereby replaced in its entirety with the following:

ARTICLE III

          Section 1. Number of Directors. The number of directors shall be fixed at no less than two nor more than twenty. Within the limits specified above, the number of directors shall be fixed from time to time by the Board of Directors, but the tenure of office of a director in office at the time of any decrease in the number of directors shall not be affected as a result thereof. The directors shall be elected to hold office at the annual meeting of stockholders, except as provided in Section 2 of this Article, and each director shall hold office until the next annual meeting of stockholders or until his successor is elected and qualified. For any director first elected to the Board of Directors after July 25, 2011, that director shall retire from the Board of Directors on or before December 31 of the year in which that director turns age 75. Any director may resign at any time upon written notice to the Corporation. Any director may be removed, either with or without cause, at any meeting of stockholders duly called and at which a quorum is present by the affirmative vote of the majority of the votes entitled to be cast thereon, and the vacancy in the Board of Directors caused by such removal may be filled by the stockholders at the time of such removal. Directors need not be stockholders.

Dated: October 24, 2011